FOR IMMEDIATE RELEASE

                                                                   July 13, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


   Advantest Issues Stock Option (Stock Acquisition Rights) to Employees, etc.

Tokyo -July 13, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors on June 27, 2006 to issue stock options in the form of stock acquisition rights pursuant to a shareholders resolution at the 64th annual general meeting of shareholders. The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 27, 2006 have been determined as set forth below.


1.  Date of allocation                          July 12, 2006

2.  Number of stock acquisition rights          6,120
    allocated

3.  Class and total number of shares            612,000 shares of common stock
    underlying the stock acquisition rights     of Advantest Corporation (each
                                                stock acquisition right shall be
                                                exercisable for 100 shares)

4.  Total subscription price to be paid upon    1,176,000 Yen per unit
    exercise of each stock acquisition right    (11,760 Yen per share)

5.  The total value of all shares (newly        7,197,120,000 Yen
    issued shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights

6.  Matters concerning the amount of capital    (a)  The amount of capital
    and the additional paid-in capital          increased by the issue of the
    increased by the issuance of the shares     shares upon exercise of the
    upon exercise of the stock acquisition      stock acquisition rights is
    rights                                      5,880 Yen per share.
                                                (b)  The amount of additional
                                                paid-in capital increased by the
                                                issue of the shares upon
                                                exercise of the stock
                                                acquisition rights is 5,880
                                                Yen per share.

7.  The number of employees receiving           Executive officers and employees
    stock acquisition rights                    of the Company and directors and
                                                employees of its domestic and
                                                overseas subsidiaries, totaling
                                                203

For Reference


(1)   The date of the meeting of the Board of Directors       May 26, 2006
      setting the date for the annual general meeting of
      shareholders
(2)   Date of the resolution made pursuant to the annual      June 27, 2006
      general meeting of shareholders


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